FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For December 5, 2016

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

_____________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____     No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

5 December 2016

RBS Settlement with majority of claimants in 2008 Shareholder Rights Issue Litigation

In order to minimise further material litigation expense and management distraction and without any admission of liability, RBS has concluded a full and final settlement with three out of the five shareholder groups representing 77% of the claims by value in the 2008 Shareholder Rights Issue litigation.

In total, RBS is willing to make available settlement sums of up to £800 million assuming settlement of all claims, to be split among all five shareholder groups, subject to agreement and claim validation. RBS will now seek to agree finalised terms with members of the remaining two groups whose claims are presently continuing.  Any claims for which settlement is not achieved will, however, continue to be vigorously defended. The trial for such claims is due to commence in March 2017.

Ross McEwan, CEO of RBS said:  "We have been very clear that we wanted to deal with as many of our legacy litigation issues as possible during 2015 and 2016. We are pleased to have reached this agreement and hope that it will be accepted by the remaining claimant group(s) so that this long course of complex and costly litigation can now be concluded.”

The total settlement amount of up to £800 million is covered by existing provisions.

For further information contact:

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

Matthew Richardson
Head of Fixed Income Investor Relations
+44 20 7678 1800

RBS Media Relations
+44 131 523 4205

Forward-looking statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position and requirements, financial position, future pension funding requirements, on-going litigation and regulatory investigations, profitability, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "believes", "risk", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK Annual Report and Accounts and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	December 5, 2016	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary